

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Michael Healy
Chief Financial Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

> **Re: Bloomin' Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **File No. 1-35625**

Dear Michael Healy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services